SEC

19008079

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31st floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Felkowski 212-681-3935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Jadick Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERESA S ROSU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6130718
Qualified in New York County
My Commission Expires July 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 1213
www.ey.com

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of DNB Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

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and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 27, 2019

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 143,719,288
Cash segregated in compliance with federal regulations and other regulations	58,993
Deposit with clearing broker	1,000,000
Investment banking and advisory fees and other receivables	3,686,550
Fail to deliver	154,846
Receivables from customer	128,991
Current and deferred tax asset, net	4,398,082
Fixed assets, (net of accumulated depreciation and amortization of $1,196,227)	573,590
Prepaid expenses and other assets	1,077,498
Total assets	$ 154,797,838
Liabilities and stockholder's equity	
Accrued expenses and interest payable	$ 5,627,271
Taxes payable	2,565,152
Fail to receive	128,991
	$ 8,321,414
Subordinated borrowings from Parent	25,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	121,110,058
Total stockholder's equity	121,476,424
Total liabilities and stockholder's equity	$ 154,797,838

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Operations

Year Ended December 31, 2018

Revenues	
Investment banking and advisory fee income, net	$ 36,105,392
Commission income, net	3,698,655
Interest	1,610,111
Institutional income	858,356
Miscellaneous Income	9,790
Total revenues	42,282,304
Expenses	
Employee compensation and benefits	14,368,364
Allocated charges from affiliates	4,136,840
Interest	1,864,166
Travel and entertainment	1,473,604
Office expense	1,222,844
Rent and occupancy	665,927
Professional fees	397,021
Depreciation and amortization	274,592
Other	606,371
Total expenses	25,009,729
Income before income taxes	17,272,575
Provision for income taxes	4,709,011
Net income	$ 12,563,564

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2018	$ 1,000	$ 365,366	$ 108,546,494	$ 108,912,860
Net income	–	–	12,563,564	12,563,564
Balance at December 31, 2018	**$ 1,000**	**$ 365,366**	**$ 121,110,058**	**$ 121,476,424**

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2018

Balance at January 1, 2018	$	25,000,000
Additional subordinated borrowings from Parent		30,000,000
Repayments of subordinated borrowings from Parent		(30,000,000)
Balance at December 31, 2018	$	25,000,000

The accompanying Notes to Financial Statements are an integral part of these financial statements.

DNB Markets, Inc.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 12,563,564
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	274,592
Deferred taxes	319,837
(Increase) decrease in operating assets:	
Cash segregated in compliance with federal regulations and other regulations	47,466
Investment banking and advisory fees and other receivables	847,113
Current and deferred tax asset, net	(225,135)
Receivables from customer	(128,991)
Prepaid expenses and other assets	(803,769)
Fail to deliver	(57,563)
Increase (decrease) in operating liabilities:	
Tax payable	372,152
Accrued expenses and interest payable	(1,952,490)
Fail to receive	128,991
Net cash provided by operating activities	$ 11,385,767
Cash flows from investing activities	
Purchase of fixed assets	$ (5,975)
Net cash used in investing activities	$ (5,975)
Cash flows from financing activities	
Proceeds from subordinated borrowings	$ 30,000,000
Payments of subordinated borrowings	(30,000,000)
Net cash provided by financing activities	$ -
Net increase in cash and cash equivalents	$ 11,379,792
Cash and cash equivalents:	
Beginning of year	$ 132,339,496
End of year	$ 143,719,288
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 1,864,166
Cash paid for taxes	$ 4,242,156

The accompanying Notes to Financial Statements are an integral part of these financial statements

DNB Markets, Inc.

Statement of Cash Flows (continued)

Year Ended December 31, 2018

Supplemental disclosure of restricted cash segregated in compliance with Federal Regulation:		
Balance at January 1, 2018	$	106,459
Additions		-
Payments		(47,466)
Balance at December 31, 2018	$	58,993

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") headquartered in Oslo, Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales desk in New York for the purchasing and selling of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934 and U.S. Institutional Investors (collectively, "U.S. Clients"). The Parent acts as the clearing broker-dealer for these trades. In addition, the Company's sales desk is involved in selling primary equity and debt securities transactions to U.S. Clients when the Company or the Parent is involved as an underwriter. The Company's sales desk also solicits U.S. Clients to establish and maintain accounts on a fully disclosed basis with Goldman Sachs & Co ("GS&C"), a registered clearing broker, for the purpose of purchasing and selling U.S. equity and debt securities. The Company introduces U.S. Clients to GS&C on a fully disclosed basis, and therefore is not required to make a 15c3-3 reserve computation pursuant to paragraph (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company also qualifies for an exemption to the 15c3-3 reserve calculation in accordance with paragraph k(2)(i) of the Securities and Exchange Act of 1934 by maintaining a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as an underwriting syndicate member; At-The-Market equity offerings; the arrangement and syndication of bank loans including project finance loans, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging, on behalf of its corporate clients, the private placement of exempt corporate debt and private equity securities with U.S. Clients.

2. Significant Accounting Policies

The accompanying Financial Statements of the Company as of December 31, 2018 have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and in accordance with Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2018, cash equivalents consisted of $125 million invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Client Commission Agreement

The Company engages in broking activities with a U.S. client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign

securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition and has been segregated in a special bank account for the exclusive benefit of customers.

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers related to the Company's Client Commission Agreement.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed, the amount of the underwriting revenue has been determined and collection is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically ninety days following the closing of the transaction, as the amounts have been determined and collection reasonably assured.

With regards to loan arranging and syndication activity, fees are typically paid to the Company as an arranger. These arrangements are typically evidenced by fee agreements between the Company and the customer or between the Company and DNB Capital LLC, and fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and are recorded when services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily include receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a client by client basis. During the year ended December 31, 2018, the Company did not record any bad debt expense. There was no allowance for doubtful accounts as of December 31, 2018.

Commission Income, Net

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a U.S. institutional client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapturc arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned on corporate access, marketing, research and execution services. Such income is typically not governed by contractual agreements. Revenue is recorded when services have been rendered, and the amount is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the

enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

On December 22, 2017, the U.S. enacted Public Law 115-97, known informally as the Tax Cuts and Jobs Act (Tax Act). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts many other changes. The SEC staff issued SAB 118 which allowed us to record provisional amounts during a measurement period which is similar to the measurement period used when accounting for business combinations. We completed the assessment of the impact of the Act on our business and our financial statements. There have been no material adjustments to the provisional amounts during the measurement period.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of three years or more. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value, as such financial instruments are short term in nature.

Fail to Deliver

At December 31, 2018, the Company recorded two fails to deliver of $154,846 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The transactions were booked in accordance with Rule 15a-6, and were subsequently settled without an adverse impact to the Company.

Fail to Receive

At December 31, 2018, the Company recorded one fail to receive for $128,991 with a corresponding receivable from customer of the same amount related to a transaction that did not settle according to its contractual terms. The transaction was booked in accordance with Rule 15a-6, and subsequently settled without an adverse impact to the Company.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GS&C, which serves as collateral against any losses that could be incurred by GS&C for which it is entitled to be indemnified by the Company. At December 31, 2018, the Company had $1 million deposited with GS&C. The deposit does not represent an ownership interest in GS&C.

4. Related Party Transactions

As of December 31, 2018 the Company had an equity subordinated loan agreement with DNB Capital LLC in the amount of $10 million and a revolving subordinated loan agreement with DNB Bank ASA, Grand Cayman Branch in the amount of $285 million. Both agreements have a maturity date of December 31, 2020.

The interest rate on the equity subordinated loan agreement is LIBOR plus 500 basis points per annum and the interest rate on the outstanding amounts under the subordinated revolving loan agreement is LIBOR plus 200 basis points per annum. The Company pays a commitment fee of 15 basis points per annum on the undrawn balances under the revolving subordinated loan agreement.

In October 2018, the Company drew $30 million under the revolving agreement to increase capital for participation in a large underwriting. In November 2018, the Company repaid $30 million under the revolving agreement. As of December 31, 2018, the outstanding amounts under these agreements were $10 million with interest accruing at 7.34463% (based on 1 month LIBOR) on the equity agreement and $15 million with interest accruing at 4.38613% (based on 3 month LIBOR) on the revolving agreement. The undrawn amount available under the revolving agreement as of December 31, 2018 was $270 million. The loans' carrying value approximate their fair value. Refer to note 6 – Fair Value Measurement and Disclosures.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for subordinated loans during the year ended December 31, 2018 was $1,864,166 and is included in Interest expense on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the New York Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including compliance, accounting, information security, human resources, payroll, cash management, purchasing and/or leasing of equipment, use of its information technology systems and record storage. During the year ended December 31, 2018, the Company incurred expenses of $1,701,300 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with the Parent, whereby certain services will be provided by the Parent and the Company will compensate the Parent for using such services. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research, and market support and clearing. During the year ended December 31, 2018, the Company incurred expenses of $2,334,986 under this agreement, which is included in Allocated charges from Affiliates on the Statement of Operations.

The Company has entered into an agreement with DNB Bank ASA, London Branch, whereby one of its registered representatives working in the London Branch undertakes U.S. major institutional customer soliciting and equity sales trading activities for the Company. The agreement stipulates that income and expenses will be split by an agreed upon percentage according to year-end commission distributions by cross-border account customers. Under the agreement, the Company compensates the London Branch for its percentage of direct and indirect costs associated with the provision of administrative services, office space, personnel expenses, other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives working in the London Branch. During the year ended December 31, 2018, the Company did not incur any expenses under this agreement as it did not maintain any registered representatives working in the London Branch during this period.

During the year ended December 31, 2018, the Company incurred expenses related to training in financial modeling and developing and implementing of automation use and automated data mining tools to streamline specific work processes. These training services were provided by

DNB Bank ASA, London branch in the amount of $100,554. The expenses are included in Allocated charges from Affiliates on the Statement of Operations.

The Company enters into agreements with affiliated entities as appropriate regarding the sharing of fees originating from equity and debt capital market offerings and advisory services, loan arrangement and syndication advisory services, mergers and acquisitions advisory related services, and project finance advisory related services. During the year ended December 31, 2018, the Company earned $8,704,379 in fees under these agreements, which is included in Investment banking and advisory fee income, net on the Statement of Operations.

5. Fixed Assets

At December 31, 2018, fixed assets are comprised of the following:

Computer hardware	$ 248,381
Leasehold improvements	1,190,040
Equipment	74,410
Furniture	256,986
Total cost	1,769,817
Less accumulated depreciation and amortization	1,196,227
Total cost, net of accumulated depreciation and amortization	$ 573,590

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Classified as level 3 are financial instruments which cannot be valued based on directly observable prices. For these instruments, other valuation techniques are used, such as valuation of assets and liabilities in companies, estimated cash flows and other models where key parameters are not based on observable market data.

At December 31, 2018, the Company did not own any financial assets other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

At December 31, 2018, the Company held financial liabilities in the form of subordinated loans. These financial liabilities are classified as level 3 since they cannot be valued based on directly observable prices. Other valuation techniques have been used to value these financial liabilities, and it has been determined that their fair value approximates their carrying value.

7. Income Taxes

The components of income tax expense for the year ended December 31, 2018 are as follows:

	Current	Deferred	Total
Federal	$ 3,169,607	$ 258,408	$ 3,428,015
State and local	1,219,567	61,429	1,280,996
	$ 4,389,174	$ 319,837	$ 4,709,011

At December 31, 2018, the Company's deferred tax asset is $1,274,852, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2018, the Company did not have a valuation allowance for the deferred tax asset as it is more likely than not that it will be fully realized.

The Company had an effective tax rate of 27.26%, which is different from the federal statutory rate of 21.00% due primarily to state and local taxes.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

In 2017, the Company reserved $958,044 of income taxes, which includes $169,846 of interest charge, related to state jurisdictions where the Company intended to enter into voluntary disclosure programs. During 2018, the Company has substantially completed the voluntary disclosure programs. As a result, the Company recorded $69,180 tax benefit as an adjustment to the provision previously estimated.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The Company determined no uncertain tax position existed as of December 31, 2018. The Company does not expect significant changes in the unrecognized tax benefits to occur within the next twelve months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2018, the Company did not accrue any interest or penalties except for the interest charge relating to the state taxes disclosed above.

In 2018, the Internal Revenue Service has completed the audits of the Company's federal tax returns for the 2013 and 2015 tax year. No adjustment was made. The statute of limitations applies to the 2016 and 2017 federal returns. The NYS and NYC statutes remain applicable to the 2015, 2016, and 2017 tax years.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease (the "Sublease") with DNB Bank ASA, New York Branch, dated as of September 1, 2015, the lease term of which commenced on September 1, 2015 and will expire on May 14, 2021.

As of December 31, 2018, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:	
2019	391,032
2020	391,032
Thereafter	130,344
Total minimum future rental payments	$ 912,408

Rent expense, including utilities, maintenance and repairs, was $665,927 for the year ended December 31, 2018, which is included in Rent and occupancy expense on the Statement of Operations.

The Company plans to move into new office space in 2019. The Company has assessed the effects of early termination of the Sublease and concluded that there will be no significant effect, as the termination of the Sublease is not likely to cause an additional expense.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GS&C for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2018, no amounts were recorded under such agreement as no loss exists.

Litigation

On January 29, 2016, the Company was named as an additional defendant in a class action, originally filed in August 2015. The action alleges material misstatements and omissions in connection with a series of equity and note offerings by Plains All American Pipeline, LP

("Plains") in 2013 and 2014. The Company was an underwriter in three of those offerings, and was named as a defendant, along with the other members of the underwriting groups for those offerings.

There are two other class actions in which the Company has been named as a defendant; both actions involve offerings by Valeant Pharmaceuticals. One action has been filed in Canada and one in the U.S. The Company was an underwriter in the relevant offerings and it is alleged that the offering documents were materially untruthful or incomplete. The Company was named as a defendant, along with the other members of the underwriting groups for those offerings.

Although the Company has no reason at this time to believe that these class actions have merit, the Company's liability, in the event of any judgment or settlement, would be proportionate to the amount of securities allocated to the Company in those offerings. In all three class actions the Company, along with the other underwriters, is indemnified by the relevant issuer for its proportionate share of any judgment or settlement and legal fees incurred in defending the litigation.

Guaranteed Compensation

The Company has a guaranteed compensation arrangement with one employee, under which payments were made during 2018, and additional payments are scheduled to be made in 2019. The payments are subject to the employee satisfying all conditions of the offer letter at each payment date. The Company did not enter into any new guaranteed compensation agreements during the year ended December 31, 2018.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2018, and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004 administered by DNB Bank ASA, New York Branch. Eligible employees electing to enroll in this plan may receive an employer match of 100% on up to 12% of the employees' salary, capped at the annual deferral limit, as defined. The Company made contributions that totaled $436,018 for the year ended

December 31, 2018. This amount is included in Employee compensation and benefits expense on the Statement of Operations.

Eligible employees participate in a noncontributory defined benefit pension plan administered by DNB Bank ASA, New York Branch. The cost for the Company for the year ended December 31, 2018 was $408,860 and is included in Employee compensation and benefits expense on the Statement of Operations.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services. No losses have occurred in such accounts during the year ended December 31, 2018.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company to maintain a minimum net capital of $250,000. As of December 31, 2018, the Company had a net capital of $134,428,648 which exceeded the regulatory requirement by $134,178,648. In accordance with the exemptive requirements of Section k(2)(i) SEC Rule 15c3-3, the Company has segregated $58,993 in a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement. At December 31, 2018, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GS&C, or proprietary accounts of brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GS&C, which require, among other things, that GS&C perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Recent Accounting Pronouncements

In February 2016, the FASB established ASC 842 – Leases, which became effective as of January 1, 2019. The new standard establishes a model which requires the lessee (the Company), to recognize a right-of-use (ROU) asset and lease liability on the balance sheet. Additionally, the standard requires the classification of a lease as a financing or operating lease. The Company has adopted the new standard and used the effective date as the date of initial recognition. The Company assessed that it will be required to recognize a new ROU asset and lease liability amounting to $1,007,318 upon initial recognition.

13. Revenue Recognition

The Company evaluated the new Revenue Recognition standard – ASC 606 *Revenue from Contracts with Customers* and has implemented the standard for the year ended December 31, 2018. The objective of the new revenue recognition standard is to disclose more useful information in terms of the nature, timing, amount and uncertainty of revenue from contracts with customers. ASC 606 applies to all contracts with customers that provide goods or services in the ordinary course of business. The Company's primary revenue streams are as follows: Investment Banking and Advisory Fee Income, Commission Income, and Institutional Income. The standard introduces a model for recognition of revenue based on control. The Company has used a five step revenue model to recognize revenue.

The Company must use judgement and determine whether performance obligations have been satisfied, the nature of the services and the amount to be earned for the service, whether collectability is assured and if any warranties exist.

The majority of the Company's revenues are earned from Investment Banking and Advisory fees, Commissions and Institutional Income. Revenue is recognized as the Company satisfies its obligation to the customer. Refer to Note 2 – Significant Accounting policies for further discussion on the Company's accounting policies for revenue recognition within the scope of ASC 606.

The Company adopted ASC 606 using the modified retrospective method. The adoption of ASC 606 did not result in a change to the accounting policy of any of the in-scope revenue streams, as such, no cumulative effect adjustment was recorded. During the year ended December 31, 2018, the Company recognized revenue of $36,105,392 from Investment Banking and Advisory fee income. The Company held $4,533,663 in fees receivable at the beginning of the year, and ended the year with a fee receivable balance of $3,686,550.

14. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and found no material impact to the Company's financial condition, results of operations or cash flows.

Supplemental Schedules

DNB Markets, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Net Capital		
Total stockholder's equity	$	121,476,424
Subordinated borrowings		25,000,000
		146,476,424
Less non-allowable assets:		
Investment banking and advisory fees and other receivables		3,686,550
Accounts receivable		701,073
Current and deferred tax asset, net		4,398,082
Fixed assets		573,590
Prepaid expenses and other assets		188,481
Total non-Allowable		9,547,776
Tentative net capital		136,928,648
Haircuts on money market fund securities		2,500,000
Total net capital	$	134,428,648
Minimum net capital requirement (Alternative– $250,000 net capital requirement)	$	250,000
Net capital in excess of minimum requirement	$	134,178,648

There were no material differences between the preceding computations included in the most recent unaudited Part IIA of Form X-17a-5 as of December 31, 2018, filed on February 27, 2019.

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2018

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Securities and Exchange Act of 1934. The Company maintains a special bank account for the exclusive benefit of customers pursuant to a Client Commission Agreement, and therefore is not required to make a reserve requirement computation.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company introduces all customers to a registered clearing broker on a fully disclosed basis, and therefore is not required to make a reserve requirement computation.

Schedule III

DNB Markets, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information for Determination of Possession or Control of Securities

December 31, 2018

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of The Securities and Exchange Act of 1934. The Company does not hold customer funds or safe-keep customer securities, and therefore is not required to make a computation of possession or control of securities.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 1213
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of DNB Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

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and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 27, 2019

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 1213
www.ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of DNB Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DNB Markets, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2019

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 1213
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of DNB Markets, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of DNB Markets, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries on the general ledger and a copy of the Company's check.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by the representatives of the Company.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

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This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether DNB Markets, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2019

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 1213
www.ey.com

EY
Building a better working world

Fcbruary 27, 2019

John Kiremidjian
Compliance Officer
200 Park Avenue
New York, New York 10166

Dear Mr. Kiremidjian:

Enclosed are manually signed copies of the following for the annual reports of DNB Markets, Inc. for the fiscal year ended December 31, 2018:

- Independent public accountant's report on the audit of the financial statements and supplemental information;
- Independent public accountant's report on the review of the exemption report; and
- Independent public accountant's report on the SIPC agreed-upon procedures.

Please retain this letter and the enclosures in your files as evidence of our authorization to include the attached reports in your annual reports filed pursuant to SEC Rule 17a-5(d)(6).

If you have any questions regarding the form or use of these reports, please call me.

Very truly yours,

Hillary Hansen

Hillary Hansen
Partner
Ernst & Young LLP

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel +1 212 773 3000
Fax +1 212 773 1213
www.ey.com

February 27, 2019

The Board of Directors and Management of
DNB Markets, Inc. ("the Company")

Pursuant to Rule 3526 of the Public Company Accounting Oversight Board, *Communication with Audit Committees Concerning Independence*, Ernst & Young LLP (together with its associated entities, "we" or "EY") communicates at least annually with you regarding all relationships between EY and the Company or persons in financial reporting oversight roles at the Company that may reasonably be thought to bear on EY's independence.

In that regard, we wish to report the following matters:

Personal financial interests

We have identified six personal financial relationship matters related to nine employees of EY Norway as follows:

- A senior associate in the 2017 and 2018 year-end audit of DNB Næringseiendom signed a new mortgage and life insurance policy with DNB ASA (the Parent) on June 27, 2018. The senior associate did not participate in the audit of high-risk areas. Upon identification of the breach, the senior associate was immediately removed from the engagement. The audit work performed by the senior associate was re-evaluated in light of this matter and were subjected to multiple levels of review by more experienced members of the engagement team. Based on our assessment of the facts and circumstances, we believe that EY and the audit engagement team were capable of exercising objective and impartial judgment when executing the 2017 and 2018 year-end audit.

- A manager's mortgage held with the Parent was refinanced effective October 17, 2018. This mortgage was originally acquired by this manager prior to becoming a covered person. Upon identification of the breach, the manager was temporarily removed from the engagement until the refinancing of the loan with another bank is completed. On December 18, 2018, the loan refinancing was completed with Danske Bank and the manager subsequently re-joined the engagement team effective January 1, 2019. Based on our assessment of the facts and circumstances, we believe that EY and the audit engagement team were capable of exercising objective and impartial judgment when executing the 2018 year-end audit.

- A manager reported an investment in the fund, DNB Global Indeks - SGIS ID 27090523, on March 5, 2018. The investment's acquisition date was reported to be in 2017. This manager was not involved in the audit and only assisted in a low risk area of non-audit service to the Parent. This manager or an immediate family member owned the security from January through March 2018 and the investment amount was immaterial to this manager and to the immediate family member. Upon

identification of the breach, the audit work performed by the manager was re-evaluated in light of this matter and were subjected to multiple levels of review by more experienced members of the engagement team. This manager left EY Norway shortly thereafter. Based on our assessment of the facts and circumstances, we believe that EY and the audit engagement team were capable of exercising objective and impartial judgment when executing the 2018 year-end audit.

- A senior in the 2018 year-end audit of DNB Livsforsikring and 2017-2018 year-end audit of DNB Forsikring held a pension insurance policy with DNB Livsforsikring where this senior can choose among different investment profiles which were all invested in mutual funds managed by DNB Asset Management. This investment was equivalent to US$350 and was determined to be not material relative to this senior's net worth. Upon identification of the breach on January 23, 2019, this senior sold the investment in mutual funds and moved the pension insurance policy from DNB Livsforsikring to Danica Pensjon (Danske Bank). After this breach was cured, this senior continued to work as part of DNB Livsforsikring and DNB Forsikring audit engagement team. Based on our assessment of the facts and circumstances, we believe that EY and the audit engagement team were capable of exercising objective and impartial judgment when executing the 2018 year-end audit.

- A senior from the FSO Advisory practice of EY Norway had investments in the funds DNB Teknologi and DNB Global Indeks which were acquired on September 27, 2017. This senior provided 11.5 hours of audit support services to DNB Forsikring from around October to November 2018. Upon identification of the breach, the audit support work performed by this senior was re-evaluated in light of this matter and were subjected to multiple levels of review by more experienced members of the engagement team. This senior immediately left EY Norway shortly after the breach was identified and is no longer on the engagement team. Based on our assessment of the facts and circumstances, we believe that EY and the audit engagement team were capable of exercising objective and impartial judgment when executing the 2018 year-end audit.

- Four partners involved in the group audit of the Parent have spouses with defined contribution plans with their employers. These defined contribution plans are being managed by DNB Liv and have no alternative other than selecting DNB funds as portfolio investments. These spouses were not allowed to reject participation in the employer pension scheme where funds available for selection are being determined by their employers. These breaches have developed over time as employers of these spouses moved from defined benefit to defined contribution plans. The four partners were carefully selected based on required competencies and have been key members of the group audit of the Parent for several years. Upon identification of the breach, EY Norway considered to replace these partners in light of this matter. However, as DNB Liv manages large portion of pension arrangements for the majority of Norwegian employers, it is not possible to identify partners with appropriate competencies without spouses or close family members with employer pension schemes that are not being managed by DNB Liv. Based on our assessment of the

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facts and circumstances, we believe that EY and the audit engagement team were capable of exercising objective and impartial judgment when executing the 2018 year-end audit.

We are not aware of any other relationships between EY and the Company that may reasonably be thought to bear on EY's independence since February 27, 2018, the date of EY's last letter.

Accordingly, relating to EY's audit of the financial statements of DNB Markets, Inc. as of December 31, 2018 and for the year then ended, we are independent certified public accountants with respect to the Company as of February 27, 2019 within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

This report is intended solely for the information and use of Board of Directors, management and others within the Company and should not be used for any other purposes.

Ernst + Young LLP

DNB Markets, Inc.
Exemption Report

DNB Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17
C.F.R. § 240.15c3-3:

- 15c3-3(k)(2)(i) a "Special Account for the Exclusive Benefit of Customers" is maintained, and
- 15c3-3(k)(2)(ii) all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 1 5c3-3(k) throughout the most recent fiscal year without exception.

DNB Markets, Inc.

I, Theodore Jadick, Jr. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Theodore Jadick, Jr.
President, DNB Markets, Inc.

February 28, 2019